UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36396

LEJU HOLDINGS LIMITED

Level G, Building G, No.8 Dongfeng South Road,

Chaoyang District, Beijing 100016

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒        Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Completion of Acquisition of A Majority Interest in Leju by E-House

Leju Holdings Limited (“Leju” or the “Company”) has become aware that E-House (China) Enterprise Holdings Limited (“E-House”) (Stock Code: 2048), listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), has completed the acquisition of an aggregate of 56.19% interest in the issued share capital of Leju On November 4, 2020. To Leju’s knowledge, E-House purchased (i) 51,925,996 ordinary shares of Leju from the Zhou Parties by issuing to the Zhou Parties 166,918,440 of its ordinary shares (“E-House Shares”), and (ii) 24,475,251 ordinary shares of Leju from the SINA Parties by issuing to the SINA Parties 78,676,790 E-House Shares. Upon completion of these transactions, Leju has become a subsidiary of E-House and its financial results will be consolidated into the accounts of E-House.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leju Holdings Limited

By	:	/s/ Li-Lan Cheng
Name	:	Li-Lan Cheng
Title	:	Acting Chief Financial Officer

Date: November 4, 2020

[Signature Page to 6-K]